FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November 2007 (Report No. 2)
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____         No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 99.1 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and
Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which is attached hereto and incorporated by reference herein:


99.1 Press Release: TTI Telecom Reports Third Quarter 2007 Financial Results, dated November 14, 2007.

99.2 Press Release: TTI Telecom announces 2007 Annual General Meeting, dated November 14, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TTI Team Telecom International Ltd.


Date: November 14, 2007                By: /s/ Israel Eli Ofer
                                           -------------------
                                           Israel (Eli) Ofer
                                           Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                           Description
Number                           of Exhibit

---------      -------------------------------------------------------------
99.1           Press  Release:  TTI  Telecom  Reports  Third
               Quarter  2007  Financial Results, dated November 14, 2007.
--------       -------------------------------------------------------------


99.2 Press Release: TTI Telecom announces 2007 Annual General Meeting, dated November 14, 2007.